Exhibit 99.1

Bilibili Inc. Announces Pricing of Offerings of US$700 Million Convertible Senior Notes, Concurrent Equity Placement and Concurrent Share Repurchases

SHANGHAI, September 4, 2026 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced the pricing of its offerings (the “Notes Offerings”) of US$700 million in aggregate principal amount of convertible senior notes due 2031 (the “Notes”), including US$200 million of the principal amount of the Notes subscribed for in the Tencent Notes Subscription (as described below). The Notes have been made available only to non-U.S. persons that are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) outside the United States in compliance with Regulation S under the Securities Act.

The Company plans to use the aggregate proceeds from the Notes Offerings in the following manner: (a) to fund the Concurrent Delta Repurchase (as defined below); (b) to fund the Concurrent Tencent Repurchase (as defined below); (c) for AI-driven growth, including but not limited to: (i) strengthen its AI capabilities in content comprehension, recommendation and creation, (ii) deepen user engagement with its high-quality content and community, and (iii) leverage AI to boost productivity and efficiency; and (d) for general corporate purposes.

Terms of the Notes

When issued, the Notes will be senior, unsecured obligations of the Company. The Notes will mature on September 15, 2031, unless repurchased, redeemed or converted in accordance with their terms prior to such date. Holders may convert their Notes at their option at any time prior to the close of business on the seventh scheduled trading day immediately preceding the maturity date at an initial conversion rate of 50.3374 Class Z ordinary shares per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately HK$155.79 per Class Z ordinary share and represents a conversion premium of approximately 28.3% above the closing price of HK$121.40 per Class Z ordinary share of the Company on the Hong Kong Stock Exchange on September 4, 2026) and a premium of approximately 35.0 % to the Reference Price, being the clearing share price of the Concurrent Equity Placement (each as defined below) of HK$115.38 per Class Z ordinary share of the Company, and is subject to adjustments customary for such securities. Upon conversion, subject to certain procedures and conditions set forth in the terms of the Notes, the Company will cause to be delivered the Company’s Class Z ordinary shares, par value US$0.0001 per share.

The Company may redeem for cash all or any part of the Notes on or after September 28, 2029 if the last reported sale price of the Class Z ordinary shares (converted into U.S. dollars at the prevailing rate as of such trading day) has been at least 130% of the conversion price for the Notes then in effect for at least 20 trading days, whether or not consecutive, during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption (the “Optional Redemption”). In addition, the Company may redeem for cash all but not part of the Notes at any time if less than 10% of the aggregate principal amount of Notes originally issued remains outstanding at such time (the “Cleanup Redemption”). The Company may also redeem the Notes upon the occurrence of certain tax-related events (the “Tax Redemption”). Holders of the Notes may require the Company to repurchase for cash all or part of their Notes on September 15, 2029 or in the event of certain fundamental changes. In connection with certain corporate events or if the Company issues a notice of Optional Redemption, Cleanup Redemption or Tax Redemption, it will, under certain circumstances, increase the conversion rate for holders who elect to convert their Notes in connection with such corporate event or such Optional Redemption, Cleanup Redemption or Tax Redemption.

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete.

Tencent Notes Subscription

Tencent Holdings Limited (together with its subsidiaries, “Tencent”), through its subsidiary, has agreed to subscribe for US$200 million of the principal amount of the Notes, in addition to the aggregate principal amount of the Notes of US$500 million that will be sold to investors other than Tencent through certain financial institutions acting severally as the initial purchasers in compliance with Regulation S under the Securities Act (the “Marketed Notes Offering”), on the same terms of the Notes and at the same initial offering price as offered in the Marketed Notes Offering (the “Tencent Notes Subscription”).

The closings of the Tencent Notes Subscription and the Concurrent Tencent Repurchase (described below) will be concurrent and subject to the completion of the Marketed Notes Offering, the shareholders’ approval at the EGM (described below) and other customary conditions precedent.

Concurrent Equity Placement

The Company also announced the pricing of the previously announced concurrent fixed-price offering of its 6,976,760 Class Z ordinary shares that are being borrowed from non-affiliate third parties and offered, on a several basis, by certain financial institutions acting as the initial purchasers of the Marketed Notes Offering (or their respective affiliates) (in such capacity, the “Concurrent Delta Offering Banks”) to non-U.S. persons in offshore transactions pursuant to Rule 903 of Regulation S under the Securities Act, at HK$115.38 per Class Z ordinary share (the “Concurrent Delta Offering” and such price, the “Reference Price”). The Concurrent Delta Offering Banks will use the resulting short positions to facilitate the establishment of initial short positions by certain investors subscribing for the Notes who employ a convertible arbitrage strategy (the “Convertible Arbitrage Investors”) to hedge their investments in the Notes. Such short positions may be established by Convertible Arbitrage Investors through sales of borrowed Class Z ordinary shares or synthetically through derivative transactions, in each case, to be facilitated by the Concurrent Delta Offering Banks. The number of Class Z ordinary shares subject to the Concurrent Delta Offering generally corresponds to such initial short positions of the Convertible Arbitrage Investors.

In addition to and concurrently with the Concurrent Delta Offering, Tencent (through its subsidiary) has offered and sold 26,374,900 Class Z ordinary shares at the Reference Price through a placing agent (the “Tencent Secondary Placement” and, together with the Concurrent Delta Offering, the “Concurrent Equity Placement”). All the shares in the Concurrent Equity Placement have been offered concurrently to the same category of investors and priced through the same bookbuilding process.

The Company will not issue any new Class Z ordinary shares in, or receive any proceeds from, the Concurrent Equity Placement. Tencent will receive the net proceeds from the Tencent Secondary Placement.

Concurrent Repurchases

The Company was allocated 6,795,540 Class Z ordinary shares offered in the Concurrent Delta Offering for purchase concurrently with the closing of the Marketed Notes Offering (the “Concurrent Delta Repurchase”).

The Company has also agreed to repurchase 13,591,090 Class Z ordinary shares (including in the form of American depositary shares) held by Tencent concurrently with the closing of the Tencent Notes Subscription (the “Concurrent Tencent Repurchase” and, together with the Concurrent Delta Repurchase, the “Concurrent Repurchases”). The purchase price in each of the Concurrent Delta Repurchase and the Concurrent Tencent Repurchase is the Reference Price, or HK$115.38 per Class Z ordinary share. The Company’s board of directors has authorized a separate special share repurchase program of up to US$300 million for the Concurrent Repurchases.

The Company has entered into an agreement with Tencent for the Tencent Notes Subscription and the Concurrent Tencent Repurchase. The Company expects to convene an extraordinary general meeting of shareholders (the “EGM”) in the near future to seek approval of the Concurrent Tencent Repurchase by at least three-fourths of the votes cast by disinterested shareholders present at the EGM.

Other Matters

The Notes, the Class Z ordinary shares deliverable upon conversion of the Notes and the Class Z ordinary shares offered and sold in the Concurrent Equity Placement have not been and will not be registered under the Securities Act or any state securities laws. They may not be offered or sold within the United States or to U.S. persons except pursuant to registration or an applicable exemption from the registration requirements of the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

This press release contains information about the pending Marketed Notes Offering, the Tencent Notes Subscription, the Concurrent Equity Placement and the Concurrent Repurchases, as well as the proposed EGM, and there can be no assurance that any of these transactions will be completed or that the required shareholder approval will be obtained.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the terms of the Notes, whether the Company will complete the Notes Offerings, the Concurrent Equity Placement, the Concurrent Repurchases or the Tencent Notes Subscription, whether the required shareholder approval will be obtained, the timing and outcome of the proposed EGM, descriptions of various hedging activities, and statements about Bilibili’s beliefs and expectations, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

Email: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: bilibili@tpg-ir.com

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